 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

PROTALIX BIOTHERAPEUTICS, INC.
(Name of Company)

COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class of Securities)

74365A101
(CUSIP Number)

Bronfeld Zeev
Jabotinsky 7, Ramat Gan, Israel 52520
Tel- 972 -3-6114514
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 26, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74365A101	Page 2 of 4
1	NAME OF REPORTING PERSON: Bio-Cell Ltd.
2	THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 10,066,319
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 10,066,319
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 10,066,319
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 10.7%
14	TYPE OF REPORTING PERSON: CO

The statement on Schedule 13D filed on July 29, 2008, referred to herein as “Schedule 13D” or the “Original Filing”, relating to common stock, par value $.001 per share (the “Common Stock”), of Protalix Biotherapeutics, Inc., a company organized under the laws of the State of Florida (the “Issuer”), is hereby amended as set forth below by this Amendment No. 1 (this “Amendment”).  This Amendment supplements and amends the Original Filing to the extent specified herein. Capitalized terms used but not defined in this Amendment shall have the meaning given to them in the Original Filing.

Item 4.   Purpose of Transaction.

Item 4 of Schedule 13D is amended by adding the following paragraphs:

On August 13, 2014, Bio-Cell Ltd. ("Bio-Cell") entered into an agreement with Barak Capital Ltd. ("Barak") pursuant to which Barak will seek potential purchasers for 4,400,000 shares of the Issuer's Common Stock, following which Bio-Cell entered into agreements with a number of Israeli purchasers (the "Purchasers") for the sale and purchase of said shares for a consideration of approximately $2.47 per share (collectively, the "Transaction"). A summary of the agreement with Barak is attached hereto as Exhibit 1. The closing of the Transaction occurred on August 26, 2014 (the "Closing").

Bio-Cell intends to use the consideration received by it pursuant the Transaction, to pay its expected tax liability to the Israeli Tax Authority (the "ITA") in connection with Bio-Cell’s proposed distribution of shares of Issuer's Common Stock, as a dividend to its shareholders on a pro rata basis (the "Dividend"). Such expected tax liability was set forth in a pre-ruling delivered to Bio-Cell by the ITA.  Bio-Cell expects that following the Dividend payment, it will no longer own any shares of Issuer's Common Stock. However, as of the date hereof, there is no certainty that the Dividend will be paid.

(Page 2 of 4 Pages)

Item 5.   Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated in its entirety to read as follows:

Following the Closing of the Transaction, Bio-Cell owns  10,066,319 shares of Issuer's Common Stock, representing 10.7% of the Issuer's issued and outstanding Common Stock, (based on 93,664,898 shares of Issuer's Common Stock outstanding as of August 1, 2014 as disclosed by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2014).

Bio-Cell expects that following the Dividend payment, it will no longer own any shares of Issuer's Common Stock. However, as of the date hereof, there is no certainty that the Dividend will be paid.

Bio-Cell has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition, of all its shares Issuer's Common Stock.  All voting and disposition decisions are made by a vote of Bio-Cell’s Board of Directors.

Item 6.   Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6 of Schedule 13D is hereby amended and restated in its entirety to read as follows:

See the description of the Transaction in Item 4 above.

Item 7.   Material to be Filed as Exhibits.

Item 7 is amended by adding the following Exhibits which are filed herewith:

1. An unofficial English summary of the Agreement between Bio-Cell and Barak, dated August 13, 2014.

(Page 3 of 4 Pages)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 28, 2014

BIO-CELL LTD. By: /s/ Zeev Bronfeld Zeev Bronfeld Chief Executive Officer

(Page 4 of 4 Pages)